SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MARCH 2006

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333-12012 AND 333-123559.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELTEK LTD.
                                        (Registrant)



                                        By: /s/ Amnon Shemer
                                        ------------------
                                        Amnon Shemer
                                        Chief Financial Officer



Date: March 16, 2006

ELTEK LTD.
Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il


ELTEK ANNOUNCES 2005 FOURTH QUARTER AND YEAR END RESULTS

     o RETURNS TO PROFITABILITY IN 2005: 2005 ANNUAL NET INCOME INCREASED TO $1.1 MILLION FROM A NET LOSS OF $1.3 MILLION IN 2004

     o SIXTH CONSECUTIVE QUARTER OF YEAR-OVER-YEAR REVENUE GROWTH - REVENUES INCREASE TO $8.6 MILLION IN THE FOURTH QUARTER, UP 13%, WITH EPS $0.07 AND EBITDA OF $1.3 MILLION

     o    Q4 2005 OPERATING INCOME $616,000, UP 79% FROM $344,000 IN Q4 2004.

     o 2005 OPERATING INCOME INCREASED TO $1.7MILLION FROM AN OPERATING LOSS OF $838,000 IN 2004

     o    2005 EBITDA INCREASED TO $4.2 MILLION, UP 87% FROM $2.3 MILLION IN
          2004

PETACH-TIKVA, Israel, March 16, 2006 (BUSINESS WIRE) - Eltek Ltd., the leading Israeli manufacturer of advanced Flex-Rigid circuitry solutions, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2005.

FOURTH QUARTER 2005 HIGHLIGHTS:

     o Sixth consecutive quarter of year-over-year revenue growth - revenues reached the Company's highest quarterly levels since the first quarter of 2001

     o    Fifth consecutive quarter of profitability

     o    Quarterly net income of $500,000 or $0.07 per share

     o EBITDA of $1.3 million in Q4 2005 compared to EBITDA of $1.1 million in Q4 2004


Eltek reported revenues for the three months ended December 31, 2005 of NIS 39.6 million ($8.6 million) compared with NIS 35.0 million ($7.6 million) for the fourth quarter of 2004.

The increase in revenues primarily reflects the growth of Eltek's internationally sourced flex - rigid PCBs sales in general, and in the U.S. in particular.

Net income for the fourth quarter totalled NIS 2.3 million ($500,000), or NIS
0.33 per share ($0.07) compared with a net income of NIS 1.9 million ($417,000), or NIS 0.28 per share ($0.06) for the same quarter in 2004. The fourth quarter of 2005 was the Company's fifth consecutive quarter of profitability.

FISCAL YEAR HIGHLIGHTS

     o    Return to profitability in 2005

     o 2005 annual net income increased to $1.1 million from a net loss of $1.3 million in 2004

     o 2005 operating income increased to $1.7 million from an operating loss of $838,000 in 2004

     o    EBITDA of $4.2 million in 2005 compared to EBITDA of $2.3 million in
          2004

Revenues for the year ended December 31, 2005, were NIS 144.4 million ($31.4 million) compared with revenues of NIS125.0 million ($27.2 million) in 2004. The increase in revenues primarily reflects the growth of Eltek's internationally sourced flex - rigid PCBs sales.

Net income for the year ended December 31, 2005 was NIS 5.3 million ($1.1 million), or NIS 0.77 per share ($ 0.17) compared with a net loss of NIS 5.9 million ($1.3 million) or NIS (0.82) per share ($ (0.18)) in 2004.

ARIEH REICHART, President and Chief Executive Officer of Eltek, commented: "Our excellent fourth quarter was a robust finish to a successful turnaround year, in which we returned to profitability. During 2005, we delivered consistent year-over-year revenues growth and four consecutive quarters of profitability".

"Our continuously improving results were driven by the growing recognition and market acceptance we have been gaining in the flex - rigid PCB market, the increased contribution of new multi - quarter engagements across many industries and, in the latter part of the year, our penetration into the strategic U.S. flex-rigid PCB market."

Mr. Reichart concluded, "Moving forward, Eltek expects to achieve continued year
- over - year revenues growth in 2006. We believe that the combination of the higher margin nature of our incremental revenues with the Company's favourable operating leverage will enable us to deliver strong net income growth in 2006."

AMNON SHEMER, CFO of Eltek commented: "We closed out 2005 on an encouraging note, as quarterly sales reached a new level in the fourth quarter and we managed to grow our quarterly operating and pre tax income by 79% and 100%, respectively, from the corresponding quarter in 2004.

In 2005, Eltek's gross margin improved to 20%, from 12 % in 2004, operating income increased to $1.7 million from an operating loss of $838,000, and net income increased to $1.1 million from a net loss of $1.3 million in 2004. Contributing to these improvements in the results are purchase orders Eltek received pursuant to long term projects, which tend to be supplied on a weekly basis over scheduled periods of time, thus increasing production efficiency as well as our overall corporate productivity"

"International sourced revenues in 2005 accounted for 58% of our revenues, compared to 46% in 2004 and 33% in 2003", he added. "In order to meet accelerating demand, in 2005 we invested $2.6 million in new advanced manufacturing equipment to increase our high end production capacity. These investments were financed mainly by new bank loans, reflecting our bank's confidence in our business model and our improving cash generation capabilities. The successful installation and integration of the new equipment enables us to establish a strong manufacturing base for continued growth in 2006 and beyond."

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business, and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Eltek has provided a quantitative reconciliation of EBITDA with net income.

ABOUT THE COMPANY

Eltek is Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products.. For more information, visit Eltek's World Wide Web site at www.eltekglobal.com.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

For the convenience of the reader, the reported NIS figures of December 31, 2005 have been presented in U.S. Dollars, translated at the representative rate of exchange as of December 31, 2005 (NIS 4.603 = U.S. Dollar 1.00). The U.S. Dollar ( $) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO STATEMENTS REGARDING EXPECTED RESULTS IN FUTURE QUARTERS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE, PRODUCT DEMAND, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE, THE SALES CYCLE, CHANGING ECONOMIC CONDITIONS AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

                                   ELTEK LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)

                                                                         CONVENIENCE                               CONVENIENCE
                                                                         TRANSLATION                               TRANSLATION
                                                                           --------                                  --------
                                                          YEAR ENDED                            THREE MONTHS ENDED
REPORTED AMOUNTS                                         DECEMBER 31,                              DECEMBER 31,
                                               ------------------------------------      ------------------------------------
                                                 2004           2005          2005         2004          2005          2005
                                                 NIS            NIS         U.S. $         NIS           NIS          U.S. $
                                               --------      --------      --------      --------      --------      --------
                                               AUDITED             UNAUDITED                          UNAUDITED
                                               --------      ----------------------      ------------------------------------
Revenues                                        125,002       144,429        31,378        35,017        39,570         8,596
Costs of revenues                              (109,998)     (115,733)      (25,143)      (28,238)      (30,983)       (6,730)
                                               --------      --------      --------      --------      --------      --------

GROSS PROFIT                                     15,004        28,696         6,235         6,779         8,587         1,866

Research and development
 expenses, net                                        -          (646)         (140)            -          (161)          (35)
Selling, general and
administrative
expense                                         (18,265)      (19,862)       (4,315)       (5,046)       (5,445)       (1,183)
Amortization of goodwill                           (593)         (593)         (129)         (152)         (146)          (32)
                                               --------      --------      --------      --------      --------      --------

OPERATING INCOME (LOSS)                          (3,854)        7,595         1,651         1,581         2,835           616

Financial expenses, net                          (2,948)       (2,656)         (577)         (458)         (628)         (136)
                                               --------      --------      --------      --------      --------      --------

INCOME (LOSS) BEFORE OTHER INCOME,
 NET                                             (6,802)        4,939         1,074         1,123         2,207           480

Other income, net                                    52           103            22            13            69            15
                                               --------      --------      --------      --------      --------      --------

INCOME (LOSS) BEFORE TAX BENEFIT ON INCOME       (6,750)        5,042         1,096         1,136         2,276           495
Taxes on income                                     713             -             -           713             -             -
                                               --------      --------      --------      --------      --------      --------

INCOME (LOSS) AFTER TAX BENEFIT ON INCOME        (6,037)        5,042         1,096         1,849         2,276           495

Minority share in subsidiary's net
 results                                            182           218            47            70            24             5
                                               --------      --------      --------      --------      --------      --------

NET INCOME (LOSS) FOR THE PERIOD                 (5,855)        5,260         1,143         1,919         2,300           500
                                               ========      ========      ========      ========      ========      ========

BASIC AND DILUTED EARNINGS (LOSS) PER
SHARE                                             (0.82)         0.77          0.17          0.28          0.33          0.07
                                               ========      ========      ========      ========      ========      ========

WEIGHTED AVERAGE NUMBER OF
  SHARES USED TO COMPUTE BASIC AND
  DILUTED EARNINGS (LOSS) PER SHARE               6,885         7,015                       6,885         7,015
                                               ========      ========      ========      ========      ========      ========

                                   ELTEK LTD.
                      CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                 CONVENIENCE
                                                                 TRANSLATION
                                                                   -------
                                       DECEMBER 31, DECEMBER 31,
                                         -------      -------
                                          2004         2005         2005
REPORTED                                (AUDITED)   (UNAUDITED)  (UNAUDITED)
AMOUNTS                                    NIS          NIS        U.S. $
                                         -------      -------      -------

ASSETS

CURRENT ASSETS
Cash and cash equivalents                  4,274        7,258        1,577
Receivables: Trade                        23,835       22,743        4,941
             Other                         1,158        2,173          472
Inventories                               13,633       16,051        3,487
Prepaid expenses                             563          986          214
                                         -------      -------      -------

TOTAL CURRENT ASSETS                      43,463       49,211       10,691
                                         -------      -------      -------

DEFERRED TAXES                               753          697          151
                                         -------      -------      -------

PROPERTY AND EQUIPMENT, NET               31,569       32,969        7,163
                                         -------      -------      -------

GOODWILL                                   4,656        3,735          811
                                         -------      -------      -------

TOTAL ASSETS                              80,441       86,612       18,816
                                         =======      =======      =======


LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
Short-term credit and current
 maturities of long-term debts            19,589       17,561        3,815
Trade payables                            23,577       25,176        5,470
Other liabilities and accrued
 expenses                                 11,083       10,914        2,371
                                         -------      -------      -------

TOTAL CURRENT LIABILITIES                 54,249       53,651       11,656
                                         -------      -------      -------

LONG- TERM LIABILITIES
Long term debt, excluding current
 maturities                                6,687        7,607        1,653
Employee severance benefits                1,048          274           60
                                         -------      -------      -------

TOTAL LIABILITIES                         61,984       61,532       13,369
                                         -------      -------      -------

MINORITY INTERESTS                         1,900        1,547          335
                                         -------      -------      -------

CONVERTIBLE  NOTE                          1,566        1,820          395
                                         -------      -------      -------

SHAREHOLDER'S EQUITY

Ordinary shares, NIS 0.6 par value
 Authorized 50,000,000 shares,
 issued and outstanding 5,602,511
 shares at December 31, 2005 and
 5,491,711 shares at December 31, 2004    29,698       29,765        6,466
Additional paid in capital                52,500       54,553       11,852
Capital reserves related to loans
 from controlling shareholders            10,010       10,010        2,175
Cumulative foreign currency
 translation adjustments                   2,574        1,916          416
Capital reserve                            6,685        6,685        1,452
Accumulated deficit                      (86,476)     (81,216)     (17,644)
                                         -------      -------      -------

TOTAL SHAREHOLDER'S EQUITY                14,991       21,713        4,717
                                         -------      -------      -------

TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY                                    80,441       86,612       18,816
                                         =======      =======      =======

NON-GAAP EARNINGS                           YEAR ENDED                             THREE MONTHS ENDED
RECONCILLIATIONS                            DECEMBER 31,                               DECEMBER 31,
                               ------------------------------------       ------------------------------------
                                2004           2005          2005           2004          2005          2005
                             (UNAUDITED)    (UNAUDITED)   (UNAUDITED)   (UNAUDITED)    (UNAUDITED)   (UNAUDITED)
                                 NIS            NIS         U.S. $          NIS            NIS         U.S. $
                               -------        -------       -------       -------        -------       -------
GAAP NET INCOME (LOSS)          (5,855)         5,260         1,143         1,919          2,300           500
ADD BACK ITEMS:

Financial  expenses, net         2,948          2,656           577           458            628           136

Tax benefit                       (713)             -             -          (713)             -             -

Amortization of goodwill           593            593           129           152            146            32

Depreciation                    13,428         10,904         2,368         3,191          2,694           585
                               -------        -------       -------       -------        -------       -------

ADJUSTED EBITDA                 10,401         19,413         4,217         5,007          5,768         1,253
                               =======        =======       =======       =======        =======       =======